As filed with the Securities and Exchange Commission on November 19, 2010 Registration No. 333-___

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CYTOMEDIX, INC.
(Exact name of registrant as specified in its charter)
Delaware	3841	23-3011702
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

209 Perry Parkway, Suite 7
Gaithersburg, MD 20877
(240) 499-2680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin P. Rosendale
Chief Executive Officer
209 Perry Parkway, Suite 7
Gaithersburg, MD 20877
(240) 499-2680

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Ralph V. DeMartino, Esq.
F. Alec Orudjev, Esq.
Cozen O’Connor
1627 I Street, NW, Suite 1100
Washington, DC 20006
Telephone: (202) 912-4800
Facsimile: (202) 912-4830

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement, as determined by the Selling Stockholder.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee
Title of each Class of Security being Registered	Amount being Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $0.0001 par value	12,336,538	$0.50	$6,168,269	$567.48

(1)   The shares of our common stock being registered hereunder are being registered for sale by the Selling Shareholder named in the prospectus. This registration statement includes an indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to any stock dividend, stock split, recapitalization or other similar transaction, which results in an increase in the number of outstanding shares of our common stock. In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

 (2)   Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, using the average of the high and low prices reported on the NYSE Amex on November 15, 2010, which was $0.50 per share.

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

This information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, dated November , 2010

PROSPECTUS

CYTOMEDIX, INC.
12,336,538 Shares of Common Stock

This prospectus relates to the resale of up to 12,336,538 shares of common stock of Cytomedix, Inc. by Lincoln Park Capital Fund, LLC.  Lincoln Park Capital Fund, LLC is sometimes referred to in this prospectus as “Selling Stockholder” or “Lincoln Park.”  The common stock being offered by Lincoln Park is issuable pursuant to a purchase agreement between us and Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares.  We do not know when or in what amounts Lincoln Park may offer the shares for sale.  We will not receive proceeds from the sale of our shares by Lincoln Park.

Our common stock is presently listed on the NYSE Amex LLC under the symbol “GTF.BC”.  On November 12, 2010, the last sales price of the common stock, as reported on the NYSE Amex was $0.51 per share.

The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.  You should carefully consider the risks and uncertainties described under the heading "Risk Factors" beginning on page 4 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2010

TITLE OF CONTENTS

No offers to sell are made, nor are offers sought, to buy these securities in any jurisdiction where the offer or sale is not permitted.  The reader should assume that the information contained in this prospectus is accurate as of the date in front of this prospectus only.  Our business, financial condition, results of operations, and prospectus may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information set forth in greater detail elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled "Risk Factors" beginning on page 4 and our historical financial statements and related notes incorporated by reference into this prospectus. Unless the context requires otherwise, references to the “Company,” “Cytomedix,” “we,” “our,” and “us,” refer to Cytomedix, Inc. and its subsidiaries.

You should rely only on the information contained in this prospectus or any related prospectus

Our Company

We are a biotechnology company that develops, sells, and licenses regenerative biological therapies to primarily address the areas of wound care, inflammation, and angiogenesis. We currently market the AutoloGel™ System, a device for the production of autologous platelet rich plasma gel. The AutoloGel System is cleared by the United States Food and Drug Administration for use on a variety of exuding wounds. We are currently pursuing a multi-faceted strategy to penetrate the chronic wound market with our AutoloGel System. We are also pursuing opportunities for the application of AutoloGel and PRP technology into other markets such as hair transplantation and orthopedics, as well as actively seeking complementary products for the wound care market. We sell our products primarily to health care providers in the United States and have modest distribution arrangements in Europe and Canada.

In April 2010, we acquired the Angel® Whole Blood Separation System and ActivAT® Autologous Thrombin Processing Kit from Sorin Group USA, Inc. Used primarily in surgical settings, Angel is used for separation of whole blood into red cells, platelet poor plasma and PRP. ActivAT is designed to produce autologous thrombin serum from platelet poor plasma and is sold exclusively in Europe and Canada, where it provides a completely autologous, safe alternative to bovine-derived products. The Angel System, which received market clearance from the FDA in August 2005, consists of a blood processing device and disposable products used for separation of whole blood into red blood cells, platelet poor plasma and PRP. We expect that sales growth of these products will be driven through a combination of strengthened distributor relationships, collaborative agreements, and direct sales. We expect commercial synergies with AutoloGel will increase sales efficiency and help drive growth. Sales growth outside of the U.S. will be managed through distributor agreements.

Our Contact Information

Our corporate headquarters are located at 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877. Our telephone number is (240) 499-2680 and our website is located at http://www.cytomedix.com. The information on our website is not a part of this prospectus.

Recent Developments

Sorin Asset Acquisition and Private Placement

On April 9, 2010, we, through our wholly-owned subsidiary, Cytomedix Acquisition Company, LLC, entered into an Asset Purchase Agreement with Sorin Group USA, Inc., a Delaware corporation, or Seller, to buy all title and interest in certain assets of and assume certain liabilities in Seller’s operation of the Angel systems (including the whole blood separation system, the blood processing kit and blood accessing kit) and ActivAT businesses. Angel is a device that utilizes validated blood separation technology to separate platelets and plasma from other components of a patient’s blood. The device provides the necessary flexibility and sophistication for more complex clinical situations. The ActivAT technology facilitates the preparation of autologous human thrombin and currently is sold exclusively in Europe and Canada. We believe that the Angel and ActivAT technologies acquired from the Sorin Group will provide us with immediate access to surgical and orthopedic markets. By acquiring Angel, we became the only supplier of PRP technology with the FDA cleared indications for both topical use in wound care and surgical use. Under the terms of the agreement, we agreed to pay to the Seller an aggregate amount equal to $7 million, payable as follows: (i) $2 million paid on April 9, 2010, the closing date of transaction, and (ii) $5 million to be paid under the terms of a promissory note in principal amount of $5 million with interest accruing at 2.7% per annum. We also entered into several side agreements, including Transition Agreements, Asset Transfer and Assumption Agreements, to facilitate the transition and these transactions. This acquisition closed on April 9, 2010.

On April 9, 2010, we entered into subscription agreements with certain accredited investors, with respect to the sale of (i) 10% Series D Convertible Preferred Stock, and (ii) warrants to purchase shares of common stock of the Company, for gross proceeds of $3.65 million, $2.0 million of which was used to pay the initial purchase price in connection with the Sorin acquisition and the balance to be used for general corporate and working capital purposes. The investors in the April 2010 Offering were also issued five-year warrants to purchase, in the aggregate, 4,128,631 shares of common stock, or 50% of the shares of common stock underlying the Series D Convertible Preferred Stock in the April 2010 Offering, at an exercise price per share of $0.5368. Each Warrant was exercisable immediately on the date of issuance and will expire on April 9, 2015.

For accounting purposes, the Series D Convertible Preferred Stock in connection with the April 2010 Offering was recorded in shareholders’ equity on our balance sheet. Common stock, if and when issued upon exercises of the Warrants in the same offering, will also be recorded in shareholders’ equity and the cash proceeds of such warrant exercises, to the extent we receive such proceeds, will be used for general corporate and working capital purposes, as we may deem appropriate.

NYSE Amex Compliance

On November 15, 2010, NYSE Amex LLC (the "Exchange") notified us that the Exchange intended to strike the listing of the Company's securities from the Exchange pursuant to Section 1009(d) of the NYSE Amex LLC Company Guide.  The staff letter also informed the Company that it had the right to appeal the Staff Determination.  The Company intends to avail itself of the right to appeal the Staff Determination and seek an oral hearing before a Listing Qualifications Panel of the Exchange (the "Panel"). The time and place of such a hearing will be determined by the Panel. A request for an oral hearing will stay the scheduled delisting of the Company's securities pending the Panel's determination. There can be no assurance that the Panel will grant the Company's request for continued listing. If the Panel does not grant the relief sought by the Company, its securities will be delisted from the Exchange in which event the Company would seek to cause them be quoted on the OTC Bulletin Board ("OTC-BB"). Management anticipates that although quotation of Company securities on the OTC-BB may result in a less liquid market for the securities, public trading of Company securities would continue without interruption by holders desiring to trade.

October 2010 Registered Direct Offering

On October 7, 2010, we entered into securities purchase agreements with investors to raise gross proceeds of approximately $1.5 million, before offering related fees and expenses, in a registered direct offering of units consisting of shares and warrants.  We issued an aggregate of 3,727,677 shares of our common stock and warrants to purchase 1,863,839 shares of common stock. The purchase price paid by investors was $0.40 for each unit and the unit purchase price paid by affiliate investors was $0.53. The warrants expire after five years and are exercisable at $0.60 per share on or after April 7, 2011. Proceeds from that offering were used to service our initial scheduled payment obligation under the Sorin promissory note and for general corporate and working capital purposes. The offering was made pursuant to a shelf registration statement on (SEC File No. 333-147793, the base prospectus originally filed with the SEC on December 3, 2007), as supplemented by a prospectus supplement filed with the SEC on October 8, 2010.

Lincoln Park Transaction

On October 6, 2010, we entered into a certain Purchase Agreement (the “LPA”) with Lincoln Park, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Lincoln Park is committed to purchase up to an aggregate of $1.5 million of the Company’s shares of common stock, including 91,784 commitment shares, over the 25-month term of the LPA. Under this LPA, the Company has the right, in its sole discretion, on every other business day, to present Lincoln Park with a purchase notice, directing Lincoln Park (as principal) to purchase up to 150,000 shares of the Company’s common stock per trading day, up to $1.5 million of the Company’s common stock in the aggregate over the 25-month term of the LPA, at a per share price (the “Purchase Price”) calculated as the lower of (i) the lowest trading price on the date of sale or (ii) the arithmetic average of the three lowest closing sale prices for the common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date of those securities. The LPA provides in no event shall the Purchase Price be less than $0.30 per share.  The Company will control the timing and amount of any sales of its common stock to Lincoln Park. Lincoln Park has no right to require any sales by the Company, but is obligated to make purchases from the Company as the Company directs in accordance with the LPA. The Company also can accelerate the amount of common stock to be purchased under certain circumstances. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the LPA. The Company did not pay any expense reimbursement or placement agent fee in connection with the LPA.  The LPA may be terminated by the Company at any time, at its discretion, without any penalty or cost to the Company.  The Company’s ability to sell its shares to Lincoln Park is also subject to its obtaining all necessary consents, amendments or waivers as may be required.  Under the LPA, the Company may not sell to Lincoln Park any shares of its common stock in excess of 19.99% of its shares of common stock outstanding, unless and until such issuances are approved by our shareholders, in the event such approval is required under the rules and regulations of the trading market where the Company’s securities are then listed.  The offering was made pursuant to a shelf registration statement on (SEC File No. 333-147793, the base prospectus originally filed with the SEC on December 3, 2007), as supplemented by a prospectus supplement filed with the SEC on October 8, 2010.  The net proceeds the Company may receive will depend on the frequency and prices at which it sells shares of stock to Lincoln Park under the LPA and the maximum proceeds it may receive over the 25-month term of the agreement is $1.5 million.  The Company expects that any proceeds received by the Company from sales of the Company’s common stock to Lincoln Park under the LPA, when such sales are made, will be used for debt service, general corporate and working capital purposes.

Securities Offered

Common stock currently outstanding	42,382,311

Common stock offered by Selling Stockholder:	12,336,538 shares

Use of proceeds:
Lincoln Park will receive all net proceeds from sale by Lincoln Park of our common stock covered by this prospectus. We will not receive any proceeds from any such sale.  See “Use of Proceeds” on page 14.

Risk Factors	See “Risk Factors” beginning on page 4 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

NYSE Amex Ticker Symbol:	GTF.BC

This Offering

On October 5, 2010, we executed a purchase agreement, as amended to date (“Purchase Agreement”), and a registration rights agreement (“Registration Rights Agreement”), with Lincoln Park.  Under the Purchase Agreement, Lincoln Park has agreed to purchase up to $10 million of our common stock, from time to time over a 25-month period.  Pursuant to the Registration Rights Agreement, we filed a registration statement, of which this prospectus is a part, with the SEC covering the shares that may be issued to Lincoln Park under the Purchase Agreement.  Upon the effectiveness of the registration statement, we have the right, but not the obligation, over a 25-month period, to sell our common stock to Lincoln Park in amounts up to 150,000 shares every other business day, depending on certain condition as set forth in the Purchase Agreement, up to an aggregate amount of $10 million.  In consideration for entering into the Purchase Agreement, the Company issued to Lincoln Park 305,944 shares of restricted common stock as an initial commitment and is required to issue up to 336,538 shares of common stock pro rata as additional commitment shares as the Company requires Lincoln Park to purchase the Company’s shares under the Purchase Agreement over the term of the agreement.  In no event will shares be sold to Lincoln Park at a price of less than $0.30. Under the Purchase Agreement, we may not sell to Lincoln Park any shares of common stock in excess of 19.99% of our common stock outstanding, unless and until such issuances are approved by our shareholders in compliance with the NYSE Amex continued listing requirements to the extent that such requirements apply to us, and in the event such approval is required under the rules and regulations of the trading market where our securities are then listed. Our ability to sell shares to Lincoln Park is also subject to our obtaining all necessary consents, amendments or waivers as may be required.  The proceeds received by us under the Purchase Agreement are expected to be used for debt service, working capital and general corporate purposes.

As of November 12, 2010, there were 42,382,311 shares of our common stock outstanding (37,498,384 shares held by non-affiliates) excluding the shares offered to Lincoln Park pursuant to this prospectus.

If all of 12,336,538 shares of our common stock offered hereby were issued and outstanding as of the date hereof, (without taking into the account the 19.99% shareholder approval limitation), this would represent approximately 23%  of the total common stock outstanding or 25% of the non-affiliate shares of common stock outstanding as of the date hereof. We have agreed to register and this prospectus covers (1) up to 12,000,000 shares of our common stock which we may sell to Lincoln Park after the registration statement of which this prospectus forms a part is declared effective and (2) 336,538 shares of our common stock which we are obligated to issue to Lincoln Park in the future as a commitment fee pro rata as we receive the $10 million.  Under the Purchase Agreement, we have the right but not the obligation to sell more than the 12,000,000 shares to Lincoln Park.  As of the date hereof, we do not currently have any plans or intent to issue to Lincoln Park any shares beyond the 12,336,538 shares offered hereby.  However, if we elect to issue more than the 12,336,538 shares (which we have the right but not the obligation to do), we must first register under the Securities Act, any additional shares we may elect to sell to Lincoln Park before we can sell such additional shares, which could cause substantial dilution to our stockholders.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you decide to invest in our securities, you should consider carefully all of the information in this prospectus, including the documents we incorporate by reference into this prospectus, as well as the risks described below.  Any of these risks could have a material adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.  You should also refer to the other information contained in this prospectus, or incorporated herein by reference, including our financial statements and the notes to those statements, and the information set forth under the caption “Forward Looking Statements.”   The risks described below and contained in our other periodic reports are not the only ones that we face.  Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

Risks Relating to Our Business

There is substantial doubt as to our ability to continue as a going concern.

We have suffered recurring losses from operations and have insufficient liquidity to fund the ongoing operations which raise substantial doubt about our ability to continue as a going concern. In addition, our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Accordingly, we will need to increase sales volume and obtain additional capital to continue as a going concern and to fund our operations, including to:

•	Continue and increase investment in sales and marketing activities related to the AutoloGel System
•	Pursue a strategic partner for CT-112 (an anti-inflammatory peptide);
•	Develop additional new products and/or make improvements to existing products;
•	Conduct additional trial(s) or studies to support efforts to obtain Centers for Medicare & Medicaid Services (“CMS”) reimbursement for our products;
•	Pursue existing and new claims covered by intellectual property we own or contemplate;
•	Manage and integrate successfully the recent acquisition of the Sorin assets;
•	Service the deferred payments on the same acquisition;
•	Sustain our corporate overhead requirements and hire and retain necessary personnel; and
•	Pursue other potential attractive opportunities.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may not accomplish, we expect to finance future cash needs primarily through offerings of our debt or equity securities, strategic collaborations, or government grants.

We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope, or eliminate one or more of our programs, or substantially curtail or close our operations altogether. In addition, we may have to partner one or more of our technologies at an earlier stage of development, which could lower the economic value of those programs to us.

We have limited sources of working capital as we are not permitted to raise debt financing and as licensing agreements that provided most of our historical revenues were not renewed.

Because we were in bankruptcy in 2002 and due to the rights of some of our preferred shareholders, we may not be able to obtain debt financing. Working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to support and sustain our operations or that we would be able to obtain equity financing in the current economic environment.

To date, the overwhelming majority of our revenues have been provided by our licensing agreements. However, these agreements expired in November 2009. There is no assurance that we will be able to replace permanently these revenues through product sales, new licensing agreements or other sources. If we do not have sufficient working capital and are unable to generate revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing testing, our plans to pursue Medicare and/or commercial insurance reimbursement for our wound treatment technologies; or postpone the hiring of new personnel; or, under certain dire financial circumstances, cease our operations.

We need substantial additional financing, which may be provided by amounts raised under the Purchase Agreement.

We need substantial additional capital to fund our operations. To date, we have relied almost exclusively on financing transactions to fund our operations. Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to diminish or suspend activities. At September 30, 2010, we had cash and cash equivalents of approximately $620 thousand, total current assets of approximately $3.7 million and total current liabilities of approximately $4.8 million. Under our current operating plan, and assuming we are able to sell the maximum of $10 million from the Purchase Agreement, we believe we can fund our operations through 2011.  However, our projections could be wrong. We could face unforeseen costs or our revenues could fall short of our projections. In addition, there is no assurance that we will be able to sell a sufficient number of shares under the Purchase Agreement to raise the aforementioned financing.  New sources of capital may not be available to us when we need them or may be available only on terms we would not find acceptable. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such financing will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to implement our business strategy and will have a material adverse effect on our revenues and net income.

We may direct Lincoln Park to purchase up to $10 million of our shares of our common stock under our Purchase Agreement over a 25 month period, generally in amounts of up to 150,000 shares. However, Lincoln Park does not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is less than $.30 per share. We intend to register 12,000,000 shares for sale by Lincoln Park pursuant to this prospectus (not including the commitment shares that are issuable to Lincoln Park).  In the event we elect to issue more than 12,336,538 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC.  In addition, in the event that we decide to issue more than  19.99% of our outstanding shares of common stock as of the date of the Purchase Agreement, we would first be required to seek shareholder approval in order to be in compliance with the NYSE Amex rules, to the extent such rules apply to us at the time of such issuance.  The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources.  Specifically, Lincoln Park does not have the right nor the obligation to purchase any shares of our common stock on any business days that the price of our common stock is less than $.30 per share.  If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, and if other sources of funding are available to us, we may determine not to sell shares to Lincoln Park under the Purchase Agreement.

There is no assurance that we will successfully integrate the Angel and ActivAt business, or that we will realize the anticipated synergies of the combined businesses.

The Angel and ActivAT business represent a significant increase in volume and revenue compared to our existing product line of AutoloGel. There is no assurance that we will successfully integrate any or all of the various aspects to the acquired business, including but not limited to the sales, marketing, manufacturing, distribution, regulatory, and other functions. Failure to smoothly and successfully integrate the acquired business could lead to a reduction in revenue for the Angel and ActivAT products compared to historical levels, generate ill will among its customer base, and therefore have a material adverse affect on us, our operations or the price of our common stock. Furthermore, there is no assurance that we will realize synergies in the sales, marketing, distribution, reimbursement, or other areas as we currently contemplate. In addition, there is no assurance that we will realize any anticipated economies of scale for the combined businesses.

Our inability to make timely payments on the secured promissory note executed in the Sorin acquisition may adversely affect our operations by permitting Sorin to foreclose on the assets we acquired from Sorin.

We paid a portion of consideration paid in connection with the Sorin acquisition by executing a promissory note in the amount of $5 million with interest accruing at 2.7% per annum, dated April 9, 2010. We are required to make periodic installment payments on the note (the first installment of which was paid as scheduled). The payments under the promissory note are secured by a first priority security interest on the business assets acquired in the Sorin acquisition. In the event we are unable to make such installment payments, we may be held in default of the Sorin note, and Sorin may foreclose upon all the assets that we acquired from Sorin in April 2010 and, therefore, our business and operations may be adversely affected in the event we are unable to make timely principal and interest payments or default on such promissory note.

Our Securities May Be Delisted for Non-Compliance with the NYSE Amex Continued Listing Requirements

As a NYSE Amex listed company, we are required to comply with the continued listing criteria of the exchange.  As previously disclosed, the Company was notified by the NYSE Amex (the "Exchange") of its non-compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Exchange Company Guide relating to its shareholders' equity. On November 15, 2010, NYSE Amex LLC (the "Exchange") notified us that the Exchange intended to strike the listing of our securities from the Exchange pursuant to Section 1009(d) of the NYSE Amex LLC Company Guide.  The staff letter also informed the Company that it had the right to appeal the delisting determination.  The Company intends to avail itself of the right to appeal the Staff Determination and seek an oral hearing before a Listing Qualifications Panel of the Exchange (the "Panel"). The time and place of such a hearing will be determined by the Panel. A request for an oral hearing will stay the scheduled delisting of the Company's securities pending the Panel's determination. There can be no assurance that the Panel will grant the Company's request for continued listing. If the Panel does not grant the relief sought by the Company, its securities will be delisted from the Exchange in which event the Company would seek to cause them be quoted on the OTC Bulletin Board ("OTC-BB"). Management anticipates that although quotation of Company securities on the OTC-BB may result in a less liquid market for the securities, public trading of Company securities would continue without interruption by holders desiring to trade.

Adverse conditions in the global economy and disruption of financial markets may significantly restrict our ability to generate revenues or obtain debt or equity financing.

The global economy continues to experience volatility and uncertainty. Such conditions could reduce demand for our products which would significantly jeopardize our ability to achieve meaningful market penetration for AutoloGel and continued sales of Angel and ActivAT products. These conditions could also affect our potential strategic partners, which, in turn, could make it much more difficult to execute a strategic collaboration, and therefore significantly jeopardize our ability to fully develop CT-112. Global credit and capital markets continue to be relatively challenging. We may be unable to obtain capital through issuance of our equity securities, a significant source of funding for us throughout our history. If we are unable to secure funding through strategic collaborations, equity investments, or debt financing, we may not be able to achieve profitability, which may result in a cessation of operations.

Business credit and liquidity have tightened in much of the world. Volatility and disruption of financial markets could limit our customers’ ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner, or to maintain operations, and result in a decrease in sales volume. General concerns about the fundamental soundness of domestic and international economies may also cause customers to reduce purchases. Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective. Economic conditions and market turbulence may also impact our suppliers’ ability to supply sufficient quantities of product components in a timely manner, which could impair our ability to fulfill sales orders. It is difficult to determine the extent of the economic and financial market problems and the many ways in which they may affect our suppliers, customers, investors, and business in general. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm sales, profitability and results of operations.

Economic downturns or other adverse economic changes (local, regional, or national) can also hurt our financial performance in the form of lower interest earned on investments and/or could result in losses of portions of principal in our investment portfolio. While our investment policy requires us to invest only in short-term, low risk investments, there is no assurance that principal will not be eroded as a significant portion of these investments is in excess of federally mandated insurance.

We have a history of losses and expect to incur losses for the foreseeable future.

We have a history of losses, are not currently profitable, and expect to incur substantial losses and negative operating cash flows for the foreseeable future. We may never generate sufficient revenues to achieve and maintain profitability. We will continue to incur expenses at current levels as we seek to expand our operations, pursue development of our technologies, work to increase our sales, implement internal systems and infrastructure, and hire additional personnel. These ongoing financial losses may adversely affect our stock price.

We have a short operating history and limited operating experience.

We must be evaluated in light of the uncertainties and complexities affecting an early stage biotechnology company. We have only recently implemented our commercialization strategy. Thus, we have a very limited operating history. Continued operating losses, together with the risks associated with our ability to gain new customers for our product offerings, may have a material adverse effect on our liquidity. We may also be forced to respond to unforeseen difficulties, such as a decreased demand for our products, downward pricing trends, and services, regulatory requirements and unanticipated market pressures. Since emerging from bankruptcy and continuing through today, we are developing a business model that includes protecting our patent position, addressing our third-party reimbursement issues, developing and executing a sales and marketing program, and developing other technologies covered by, or derived from, our intellectual property. There can be no assurance that our business model in its current form can accomplish our stated goals.

Our intellectual property assets are critical to our success.

We regard our patents, trademarks, trade secrets and other intellectual property assets as critical to our success. We rely on a combination of patents, trademarks, and trade secret and copyright laws, as well as confidentiality procedures, contractual provisions, and other similar measures, to establish and protect our intellectual property. We attempt to prevent disclosure of our trade secrets by restricting access to sensitive information and requiring employees, consultants, and other persons with access to our sensitive information to sign confidentiality agreements. Despite these efforts, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology in the future. Furthermore, policing the unauthorized use of our intellectual property assets is difficult and expensive. Litigation has been necessary in the past and may be necessary in the future in order to protect our intellectual property assets. Litigation could result in substantial costs and diversion of resources. We can provide no assurance that we will be successful in any litigation matter relating to our intellectual property assets. Continuing litigation or other challenges could result in one or more of our patents being declared invalid. In such a case, any royalty revenues from the affected patents would be adversely affected although we may still be able to continue to develop and market our products. Furthermore, the unauthorized use of our patented technology by otherwise potential customers in our target markets may significantly undermine our ability to generate sales.

Our patent covering the specific gel formulation that is applied as part of the AutoloGel™ System (the ‘‘Worden Patent’’) expires no earlier than February 2019. Our U.S. Knighton Patent (which was the subject of license agreements between us and Medtronic, Inc., DePuy Spine, Inc., Biomet Biologics, Inc., COBE Cardiovascular, Inc., and Harvest Technologies Corporation, among others) expired in November 2009. In 2009, the license agreements under the Knighton Patent accounted for approximately 89% of our revenues. Although the recent acquisition of the Sorin assets was intended to, among other things, replace the foregoing revenue loss, we provide no assurance that we will be successful in fully replacing and sustaining such revenue replacement of the royalty revenue. Furthermore, we may be more vulnerable to competitive factors because third parties will not then need a license from us to perform the methods claimed in the Knighton Patent.

Our products are subject to governmental regulation.

Our success is also impacted by factors outside of our control. Our current technology and products may be subject to extensive regulation by numerous governmental authorities in the United States, both federal and state, and in foreign countries by various regulatory agencies. Specifically, our devices and bio-pharmaceutical products are subject to regulation by the FDA and state regulatory agencies. The FDA regulates drugs, medical devices and biologics that move in interstate commerce and requires that such products receive clearance or pre-marketing approval based on evidence of safety and efficacy. The regulations of government health ministries in foreign countries are analogous to those of the FDA in both application and scope. In addition, any change in current regulatory interpretations by, or positions of, state regulatory officials where the AutoloGel System is used could materially and adversely affect our ability to sell products in those states. The FDA will require us to obtain clearance or approval of new devices when used for treating specific wounds or marketed with specific wound healing claims, or for other products under development.

Clinical trials may fail to demonstrate the safety or efficacy of our product candidates

Our product candidates are subject to the risks of failure inherent in the development of biotherapeutic products. The results of early-stage clinical trials do not necessarily predict the results of later-stage clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate desired safety and efficacy traits despite having successfully progressed through initial clinical testing. Even if we believe the data collected from clinical trials of its product candidates is promising, this data may not be sufficient to support approval by the U.S. or foreign regulatory agencies. Pre-clinical and clinical data can be interpreted in different ways. Accordingly, the regulatory officials could reach different conclusions in assessing such data, which could delay, limit or prevent regulatory approval. In addition, the U.S. regulatory authorities or we may suspend or terminate clinical trials at any time. Any failure or delay in completing clinical trials for product candidates, or in receiving regulatory approval for the sale of any product candidates, has the potential to materially harm our business, and may prevent it from raising necessary, additional financing that may be needed in the future.

We believe that the AutoloGel System and all our products are legally marketed. The FDA has cleared us to market the AutoloGel System, including the wound dressing kit and centrifuge II, for use in exuding wounds such as leg ulcers, pressure ulcers, and diabetic ulcers, and the management of mechanically and surgically-debrided wounds. As we expand and offer additional products in the United States and in foreign countries, clearance or approval from the FDA and comparable foreign regulatory authorities prior to introduction of any such products into the market may be required. We provide no assurance that we will be able to obtain all necessary approvals from the FDA or comparable regulatory authorities in foreign countries for these products. Failure to obtain the required approvals would have a material adverse impact on our business and financial condition. The Angel System received market clearance from the FDA in August 2005.

Compliance with FDA and other governmental requirements imposes significant costs and expenses. Further, our failure to comply with these requirements could result in sanctions, limitations on promotional or other business activities, or other adverse effects on our business. Further, recent efforts to control healthcare costs could negatively affect demand for our products and services.

A disruption in healthcare provider networks could have an adverse effect on our operations and profitability.

Our operations and future profitability are dependent, in large part, upon the ability to contract with healthcare providers on favorable terms. In any particular service area, healthcare providers could refuse to contract with Cytomedix or take other actions that could result in higher healthcare costs, or create difficulties in meeting our regulatory requirements. In some service areas, certain healthcare providers may have a significant market presence. If healthcare providers refuse to contract with us, use their market position to negotiate unfavorable contracts or place us at a competitive disadvantage, our ability to market services or to be profitable in those service areas could be adversely affected. Provider networks could also be disrupted by the financial insolvency of a large healthcare provider group. Any disruption in provider networks could adversely impact our ability to generate revenues or profits.

Our sales and marketing strategy for AutoloGel system may not succeed.

In January 2009, we implemented a revised sales and marketing strategy that focuses on intensive clinician to clinician interaction with both prospective and existing customers, and the scientific explanation of AutoloGel’s mechanism of action. There is no assurance that this approach will result in significant, sustainable growth in sales revenue, or that we, as currently capitalized, will have sufficient resources to provide the level of clinical support for this initiative to be successful.

CMS’s non-coverage of AutoloGel could greatly restrict our sales.

The AutoloGel System is marketed to healthcare providers. Some of these providers, in turn, seek reimbursement from third-party payers such as Medicare, Medicaid, and other private insurers. Many foreign countries also have comprehensive government managed healthcare programs that provide reimbursement for healthcare products. Under such healthcare systems, reimbursement is often a determining factor in predicting a product’s success, with some physicians and patients strongly favoring only those products for which they will be reimbursed. With CMS’s national non-coverage determination, the market for the AutoloGel System is restricted and it may be difficult, if not impossible, to sell AutoloGel in most care settings. This currently hinders our ability to grow its revenues and could reduce the likelihood that it will ever achieve sustainable profitability. We provide no assurance that our efforts to obtain CMS coverage will be successful.

Our intention to develop a plan to secure Medicare reimbursement without conducting a new randomized controlled trial may not be successful.

In March 2008, CMS reaffirmed its 2003 non-coverage determination for autologous platelet rich plasma, which would include AutoloGel. Following CMS’s decision, we met with CMS, in April 2008, to discuss the optimal path for securing future coverage for AutoloGel and in concert with consultants and advisors, have developed a multi-pronged strategy to obtain Medicare reimbursement for AutoloGel. We provide no assurance that we will ultimately be successful with this strategy and that CMS will decide that the evidence is sufficient to reverse all or a portion of its existing non-coverage determination. If we later determine that a new randomized, controlled trial is necessary, it could cost several millions of dollars and take multiple years to complete. We would almost certainly need to obtain additional, outside financing to fund such a trial.

We may be unable to attract a strategic partner for the further development of CT-112.

Due to our limited resources, we have determined that the best vehicle to move the development of CT-112 forward is through a strategic partnership, outlicensing, or other similar arrangement. While we are engaged in ongoing discussions with potential partners or licensees, there is no assurance that we will be able to come to any such agreement. Furthermore, even if such a strategic relationship regarding CT-112 is reached, there is no assurance that development milestones, clinical data, or other such benchmarks will be achieved. Therefore, CT-112 may never proceed toward commercialization or drive cash infusions for us, and we may ultimately not be able to monetize the patents, existing clinical data, and other intellectual property related to CT-112.

The success of our products is dependent on acceptance by the medical community.

The commercial success of our products and processes will depend upon the medical community and patients accepting the therapies as safe and effective. If the medical community and patients do not ultimately accept the therapies as safe and effective, our ability to sell the products will be materially and adversely affected. While acceptance by the medical community may be fostered by broad evaluation via peer-reviewed literature, we may not have the resources to facilitate sufficient publication.

We may be unable to attract and retain key personnel.

Our future success depends on the ability to attract, retain and motivate highly skilled management, including sales representatives. We have retained a team of highly qualified officers and consultants, but cannot provide assurance that we will be able to successfully retain all of them, or be successful in recruiting additional personnel as needed. Our inability to do so will materially and adversely affect the business prospects, operating results and financial condition. Our ability to maintain and provide additional services to our customers depends upon our ability to hire and retain business development and scientific and technical personnel with the skills necessary to keep pace with continuing changes in regenerative biological therapy technologies. Competition for such personnel is intense; we compete with pharmaceutical, biotechnology and healthcare companies. Our inability to hire additional qualified personnel may lead to higher recruiting, relocation and compensation costs for such personnel. These increased costs may reduce our profit margins or make hiring new personnel impractical.

Legislative and administrative action may have an adverse effect on our company.

Political, economic and regulatory influences may subject the health care industry in the United States to fundamental change. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, including legislation relating to third-party reimbursement, or what effect such legislation may have on our business, prospects, operating results and financial condition. We expect federal and state legislators to continue to review and assess alternative health care delivery and payment systems and possibly adopt legislation affecting fundamental changes in the health care delivery system. Such laws may contain provisions that may change the operating environment for hospitals and managed care organizations. Health care industry participants may react to such legislation by curtailing or deferring expenditures and initiatives, including those relating to our products. Future legislation could result in modifications to the existing public and private health care insurance systems that would have a material adverse effect on the reimbursement policies discussed above. With growing pressures on government budgets due to the current economic downturn, government efforts to contain or reduce health care spending are likely to gain increasing emphasis. Several members of the current presidential administration and Congress are espousing support for cost-containment measures that could have significant implications for healthcare therapies, including our current and future products. If enacted and implemented, such measures could result in decreased revenue from our products and decrease potential returns from our research and development initiatives. Furthermore, there is no assurance that we will be able to successfully neutralize any lobbying efforts against our efforts to secure Medicare coverage or other initiatives we may have with governmental agencies.

We could be affected by malpractice claims.

Providing medical care entails an inherent risk of professional malpractice and other claims. We do not control or direct the practice of medicine by physicians or health care providers who use the products and do not assume responsibility for compliance with regulatory and other requirements directly applicable to physicians. There is no assurance that claims, suits or complaints relating to the use of our products and treatment administered by physicians will not be asserted against us in the future. The production, marketing and sale, and use of our products entails risks that product liability claims will be asserted against us. These risks cannot be eliminated, and we could be held liable for any damages that result from adverse reactions or infectious disease transmission. Such liability could materially and adversely affect our business, prospects, operating results and financial condition. We currently maintain professional and product liability insurance coverage, but cannot give assurance that the coverage limits of this insurance would be adequate to protect against all potential claims. We cannot assure that we will be able to obtain or maintain professional and product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Our products have existing competition in the marketplace, and many of our competitors have significantly greater financial and marketing resources than us.

In the market for biotechnology products, we face competition from pharmaceutical companies, biopharmaceutical companies, medical device companies, and other competitors. Other companies have developed or are developing products that may be in direct competition with our current product line. Biotechnology development projects are characterized by intense competition. Thus, we cannot assure any investor that we will be the first to the market with any newly developed products or that we will successfully be able to market these products. If we are not able to participate and compete in the regenerative biological therapy market, our financial condition will be materially and adversely affected. We cannot assure that we will be able to compete effectively against such companies in the future. Many of these companies have substantially greater capital resources, larger marketing staffs and more experience in commercializing products. Recently developed technologies, or technologies that may be developed in the future, may be the basis for developments that will compete with our products.

Risks Relating to Our Common Stock

The sale of our common stock to Lincoln Park may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Lincoln Park could cause the price of our common stock to decline.

This offering relates to up to $10 million of our common stock that we may sell to Lincoln Park.  The shares offered to Lincoln Park may be sold over a 25-month period. The number of shares ultimately offered for sale by Lincoln Park is dependent upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement, subject in certain cases to shareholder approval requirements in compliance with the NYSE Amex requirements. Depending upon market liquidity at the time, sales of shares of our common stock by Lincoln Park may cause the trading price of our common stock to decline. After it has acquired shares under the Purchase Agreement, Lincoln Park may sell all, some or none of those shares. Sales to Lincoln Park by us pursuant to the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by Lincoln Park, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Volatility of our stock price could adversely affect current and future stockholders.

The market price of our common stock has been volatile, and fluctuates widely in price in response to various factors which are beyond our control. The price of our common stock is not necessarily indicative of our operating performance or long-term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Factors such as the following could cause the market price of our common stock to fluctuate substantially include, among others:
•	our ability or inability to execute our business plan;
•	the dilutive effect or perceived dilutive effect of additional equity financings;
•	investor perception of our company and of the industry;
•	the success of competitive products or technologies;
•	regulatory developments in the United States or overseas;
•	developments or disputes concerning patents or other proprietary rights;
•	the recruitment or departure of key personnel; or
•	general economic, political and market conditions.

 The stock market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility could be worse if the trading volume of our common stock is low.

We may likely issue additional equity or debt securities which may materially and adversely affect the price of our common stock.

Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. We have used, and will likely continue to use, our common stock or securities convertible into or exchangeable for common stock to fund working capital needs or to acquire technology, product rights or businesses, or for other purposes. If additional equity securities are issued, particularly during times when our common stock is trading at relatively low price levels, the price of our common stock may be materially and adversely affected.

There is a limited public trading market for our common stock.

The average daily trading volume in our common stock is relatively low. As long as this condition continues, it could be difficult to sell a significant number of shares of common stock at any particular time at the market prices prevailing immediately before such shares are offered. Shareholders may be required to hold shares of our common stock for an indefinite period of time. In addition, sales of substantial amounts of common stock could lower the prevailing market price of our common stock. This would limit or perhaps prevent our ability to raise capital through the sale of securities. Additionally, we have significant numbers of outstanding warrants and options that, if exercised and sold, could put additional downward pressure on the common stock price. In addition, in recent years, and especially in recent months, the stock market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and it may adversely affect the price of our common stock. These broad market fluctuations may reduce the demand for our stock and therefore adversely affect the price of our securities, regardless of operating performance.

We are subject to anti-takeover provisions and laws.

Provisions in our restated certificate of incorporation and restated bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our common stock price.

Our management will have broad discretion as to the use of the proceeds from the Purchase Agreement, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from the Purchase Agreement to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from the Purchase Agreement. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed minimum allowed offering price of $0.30 per share, if you purchase shares of common stock in this offering, you will suffer dilution of $0.18 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

Our publicly filed reports are subject to review by the SEC, and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of our common stock.

The reports of publicly traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements, and the SEC is required to undertake a comprehensive review of a company’s reports at least once every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. We could be required to modify, amend or reformulate information contained in prior filings as a result of an SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus, including the documents incorporated by reference into this prospectus, discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

 USE OF PROCEEDS

 This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholder.  We will receive no proceeds from the sale of shares of common stock in this offering that are made by the Selling Stockholder.  However, we may receive proceeds of up to $10,000,000 under the Purchase Agreement, subject to the terms and restrictions of such agreement.  The proceeds received by us under the Purchase Agreement are expected to be used for debt service, working capital and general corporate purposes.

MARKET PRICE OF OUR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

Market Information

Since June 2005, the Company’s common stock has been listed on the NYSE Amex (formerly the American Stock Exchange); its current trading symbol is “GTF.BC”. Set forth below are the high and low sales prices for the common stock for each quarter in the two most recent fiscal years and the period ended September 30, 2010 as reported by NYSE Amex. Such quotation reflects inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

Quarter Ended	High	Low

September 30, 2010	$0.75	$0.48

June 30, 2010	$1.75	$0.41

March 31, 2010	$0.68	$0.39

December 31, 2009	$0.66	$0.36

September 30, 2009	$0.81	$0.35

June 30, 2009	$1.05	$0.28

March 31, 2009	$0.60	$0.18

December 31, 2008	$0.84	$0.15

September 30, 2008	$0.90	$0.45

June 30, 2008	$1.09	$0.60

March 31, 2008	$2.04	$0.58

As of November 12, 2010, there were approximately 42,382,311 shares of our common stock outstanding, held by approximately 610 shareholders of record.

On November 12, 2010, the last sale price of our common stock as reported on the NYSE Amex was $0.51 per share.

Dividends

Holders of common stock are entitled to receive dividends as may from time to time be declared by the board of directors at their sole discretion. We did not pay dividends to holders of our common stock during 2004 through 2009. We do not anticipate paying cash dividends on our common stock in 2010 or in the foreseeable future, but instead will retain any earnings to fund our growth. In fact, we are prohibited from declaring dividends on our common stock as long as any dividends on shares of Series A, Series B or Series D convertible preferred are unpaid and outstanding. Once there are no dividends unpaid and outstanding on any shares of Series A, Series B or Series D convertible preferred, any decision to pay cash dividends will depend on our ability to generate earnings, our need for capital, our overall financial condition, and other factors our Board deems relevant.

DILUTION

 If you invest in our common stock, your interest in the common stock contained therein will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Our net tangible book value on September 30, 2010 was approximately ($2,648,173), or approximately ($0.07) per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding on that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering (assuming a purchase price of $0.30 per share) and the net tangible book value per share of common stock immediately after the completion of this offering. Without taking into account any other changes in our net tangible book value after September 30, 2010, other than the issuance of 3,727,677 issued in connection with a registered direct offering on October 7, 2010 that generated net proceeds of approximately $1.3 million, and our assumed receipt of the $3.6 million in estimated proceeds from the sale of 12,000,000 shares of common stock issuable under the Purchase Agreement and registered in this offering (assuming a purchase price of $0.30 per share, which is the minimum purchase price at which shares can be sold under the Purchase Agreement, and assuming all such sales were made as of September 30, 2010), our pro forma net tangible book value as of September 30, 2010, would have been approximately $2.25 million, or $0.04 per share. This would represent an immediate increase in the net tangible book value of $0.07 per share to existing stockholders attributable to this offering. The following table illustrates this per share dilution:

Public offering price per unit (assumed minimum allowed price):		$0.30
Net tangible book value per share as of September 30, 2010 (as adjusted for October 7, 2010 offering):	$	(0.03)
Increase in net tangible book value per share attributable to this offering:		$0.07
Pro forma net tangible book value per share as of September 30, 2010 after giving effect to this offering:		$0.04
Dilution per share to new investors in this offering:		$0.26

To the extent that we do not sell the $3.6 million available amount under the Purchase Agreement, or to the extent that some or all sales are made at prices in excess of the minimum purchase price, then the dilution reflected in the table above would differ. The above table is based on 37,722,928 shares of our common stock outstanding as of September 30, 2010, adjusted for the issuance of 3,727,677 issued in connection with a registered direct offering on October 7, 2010 for net proceeds of approximately $1.3 million, and the assumed sale of $3.6 million in shares in this offering at the assumed minimum purchase price described above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information regarding the beneficial ownership of our common stock, as of November 12, 2010, by:

•	each person known to us that beneficially owns more than 5% of our outstanding shares of common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned. Shares of common stock underlying options or warrants currently exercisable or exercisable on or within 60 days of the date of this proxy statement are deemed outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)

James S. Benson	270,000	(2)	*

David E. Jorden	5,417,226	(3)	12.6%

Stephen N. Keith	80,000	(4)	*

Andrew S. Maslan	413,802	(5)	*

Mark T. McLoughlin	290,001	(6)	*

Craig B. Mendelsohn	35,000	(7)	*

Martin P. Rosendale	911,420	(8)	2.1%

Patrick Vanek	0	(9)	*

C. Eric Winzer	80,000	(10)	*

John Paul DeJoria	4,506,762	(11)	9.9%

Charles E. Sheedy	4,442,345	(12)	9.9%

Directors and executive officers as a group (including Benson, Jorden, Keith, Maslan, McLoughlin, Mendelsohn, Rosendale, Vanek and Winzer)	7,497,449		16.7%

*Less than 1%.

(1)           For purposes of determining the amount of securities beneficially owned, share amounts include all common stock owned outright plus all shares of common stock issuable upon conversion of convertible preferred stock, or the exercise of options or warrants currently exercisable, or exercisable within 60 days of November 12, 2010. The Percent of Class is based on the number of shares of the Company’s common stock outstanding as of November 12, 2010. Shares of common stock issuable upon conversion of convertible preferred stock, or the exercise of options or warrants currently exercisable, or exercisable within 60 days of November 12, 2010 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other owners. The address of all persons named in this table is: c/o Cytomedix, Inc., 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877.

 (2)          Consists of 270,000 shares Mr. Benson may acquire upon the exercise of stock options.

 (3)          Includes 4,742,500 shares of common stock, 143,369 shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and 531,357 shares of common stock issuable upon exercise of warrants and stock options held by Mr. Jorden.

 (4)          Consists of 80,000 shares Dr. Keith may acquire upon the exercise of stock options.

 (5)          Includes 57,520 shares of common stock, 17,921 shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and 338,361 shares of common stock issuable upon exercise of warrants and stock options held by Mr. Maslan.

 (6)          Includes 13,334 shares of common stock and 276,667 shares Mr. McLoughlin may acquire upon the exercise of warrants and stock options.

 (7)          Consists of 35,000 shares Mr. Mendelsohn may acquire upon the exercise of stock options.

 (8)          Includes 70,573 shares of common stock, 35,842 shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and 805,005 shares of common stock issuable upon exercise of warrants and stock options held by Mr. Rosendale.

 (9)          Mr. Vanek, an officer of the Company, does not currently own any shares or hold any options that are exercisable within 60 days of the date that this table was prepared.

(10)         Consists of 80,000 shares Mr. Winzer may acquire upon the exercise of stock options.

(11)         Mr. DeJoria’s beneficial ownership of the Company’s securities includes 1,801,661 shares of common stock, 1,170,000 shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and 1,535,101 shares of common stock issuable upon exercise of warrants held by held by Mr. DeJoria. The terms of the Series D Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock. Absent such restriction on his beneficial ownership, Mr. DeJoria would currently be deemed a beneficial owner of an aggregate of 5,613,629 shares of common stock or 12.2% of the Company’s securities.

(12)         Mr. Sheedy’s beneficial ownership of the Company’s securities includes 2,390,122 shares of common stock, 390,000 shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock and 1,662,223shares of common stock issuable upon exercise of warrants held by Mr. Sheedy. The terms of the Series D Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock. Absent such restriction on his beneficial ownership, Mr. Sheedy would be deemed a beneficial owner of an aggregate of 6,329,212 shares of common stock or 13.7% of the Company’s securities.

SELLING SECURITY HOLDER

The following table presents information regarding the Selling Stockholder. Neither the Selling Stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering		Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After Offering

Lincoln Park Capital Fund, LLC (1)	1,000,000	(2)	2.4	% (2)	12,336,538	1.8%

(1)          Joshua Scheinfeld and Jonathan Cope, the principals of Lincoln Park, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park. Messrs. Scheinfeld and Cope have shared voting and disposition power over the shares being offered under this prospectus.

(2)          1,000,000 shares of our common stock are already owned by Lincoln Park, which shares include (i) 305,944 shares of the Company’s restricted common stock, and (ii) 694,056 shares acquired by Lincoln Park in connection with the October 2010 registered direct offering of the Company’s securities. We may at our discretion elect to issue to Lincoln Park up to an additional 12,336,538 shares of our common stock under the Purchase Agreement, subject to the terms and provisions of such agreement, but Lincoln Park does not beneficially own any such shares that may be issued by us at our sole discretion and such shares are not included in determining the percentage of shares beneficially owned before the offering.

Other Information With Respect to Lincoln Capital

Lincoln Park is not a licensed broker-dealer or an affiliate of a licensed broker-dealer.

PLAN OF DISTRIBUTION

 The common stock offered by this prospectus is being offered by the Selling Stockholder. The common stock may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be affected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions; or
•	any combination of the foregoing.

 In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Lincoln Park is an “underwriter” within the meaning of the Securities Act.

Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the Selling Stockholder, and any other required information.

We will pay the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify Lincoln Park and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Lincoln Park and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Lincoln Park that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Lincoln Park or may be resold by Lincoln Park without restriction under Rule 144(b)(1)(i) under the Securities Act.

DESCRIPTION OF SECURITIES

All of our common stock is of the same class, and each share has the same rights and preferences. Holders of our common stock are entitled to one vote per share on each matter submitted to a vote of the shareholders.

In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, upon giving a liquidation preference of $1.00 per share for each share of outstanding Series A convertible preferred stock and Series B convertible preferred stock, and a liquidation preference amount of $10,000 per share for each share of outstanding Series D convertible preferred stock. The common stock is subordinate to the Series A convertible preferred, Series B convertible preferred, and Series D convertible preferred, and to all other classes and series of equity securities which by their terms rank senior to the common stock, in the event of a liquidation, dissolution, or winding up or with regard to any other rights, privileges or preferences.

Holders of common stock do not have any cumulative voting rights, preemptive rights, conversion rights, redemption rights or sinking fund rights.

Holders of common stock are entitled to receive dividends as may from time to time be declared by the board of directors at their sole discretion. We did not pay dividends to holders of our common stock during 2004 through 2009. We do not anticipate paying cash dividends on our common stock in 2010 or in the foreseeable future, but instead will retain any earnings to fund our growth. In fact, we are prohibited from declaring dividends on our common stock as long as any dividends on shares of Series A, Series B or Series D convertible preferred are unpaid and outstanding. Once there are no dividends unpaid and outstanding on any shares of Series A, Series B or Series D convertible preferred, any decision to pay cash dividends will depend on our ability to generate earnings, our need for capital, our overall financial condition, and other factors our Board deems relevant.

Provisions of Delaware law and our Certificate of Incorporation, as amended, and Bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to the provisions of Section 203 of the Delaware Law. Subject to a number of exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset sale, stock sale, or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring, or preventing a change of control without further action by the shareholders.

Our transfer agent for our Common Stock is StockTrans, located at 44 West Lancaster Ave., Ardmore, Pennsylvania 19003. All inquiries may be made at 1-800-733-1121. The transfer agent’s internet website address is www.stocktrans.com.

Our common stock is listed on the NYSE Amex LLC under the symbol “GTF.BC”

THE TRANSACTION

THE LINCOLN TRANSACTION

General

On October 5, 2010, we entered into the Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Lincoln Park is committed to purchase up to an aggregate of $10 million of our shares of common stock over the term of the Purchase Agreement.

As of November 12, 2010, there were 42,382,311 shares of our common stock outstanding (37,498,384 shares held by non-affiliates) excluding the shares offered to Lincoln Park pursuant to this prospectus. If all 12,336,538 shares of our common stock offered hereby were issued and outstanding as of the date hereof, this would represent approximately 23% of the total common stock outstanding or 25% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale to Lincoln Park is dependent upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement.

Pursuant to the Purchase Agreement, we filed a registration statement, of which this prospectus is a part, with regard to the sale by Lincoln Park of the common stock issuable under the Purchase Agreement. Under the Purchase Agreement, we have the right but not the obligation to direct Lincoln Park to purchase up to 150,000 shares of common stock every other business day at a purchase price calculated by reference to the prevailing market price of our common stock, subject to the floor price of $0.30 per share. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Lincoln Park. Our ability to sell our shares to Lincoln Park is also subject to our obtaining all necessary consents, amendments or waivers as may be required. Lincoln Park has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. We can also accelerate the amount of common stock to be purchased under certain circumstances. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. We did not pay any expense reimbursement or placement agent fee in connection with the transaction. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Purchase of Shares Under The Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us, we may sell to Lincoln Park up to 150,000 shares of our common stock by delivering a purchase notice to Lincoln Park. The Purchase Price of such shares is equal to the lesser of: (i) the lowest sale price of our common stock on the purchase date; or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date. . In addition, we may accelerate the amounts of purchases by an additional 150,000 shares of our common stock in the event the Closing Price of our stock is not below $.75 per share on such day. The Purchase Price of such accelerated amounts will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous 10 business days prior to the purchase date. The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the Purchase Price.

In consideration for entering into the Purchase Agreement, we issued to Lincoln Park 305,944 restricted shares of common stock (not included in this offering) as initial commitment shares and are required to issue up to 336,538 shares of common stock (included in this offering) as additional commitment shares on a pro rata basis as we require Lincoln Park to purchase shares under the Purchase Agreement over the term. We can also accelerate the amount of common stock to be purchased under certain circumstances. Our ability to sell shares to Lincoln Park is subject to our obtaining all necessary consents, amendments or waivers as may be required. The proceeds received by us under the Purchase Agreement are expected to be used for debt service, working capital and general corporate purposes.

Minimum Purchase Price

Under the Purchase Agreement, we have set a floor price of $.30 per share. However, Lincoln Park shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price per share would be less than the floor price.

Compliance with the NYSE Amex Continued Listing Requirements

Under the terms of the Purchase Agreement, the securities to be issued to Lincoln Park may not exceed 19.99% of our outstanding securities on the date of the Purchase Agreement, unless and until our shareholders have approved such additional shares, in the event such approval is required under the rules and regulations of the trading market where our securities are then listed.

Events of Default

The Purchase Agreement contains a number of events constituting an “Event of Default”, including:

•
while any registration statement is required to be maintained effective pursuant to the terms of the registration rights agreement between us and Lincoln Park, the effectiveness of such registration statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable for sale of our shares of common stock in accordance with the terms of the registration rights agreement, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period;

•	the suspension from trading or failure of our common stock to be listed on our principal market for a period of three consecutive business days;
•
the delisting of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the OTC Bulletin Board, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange or the NASDAQ Capital Market;

•
our transfer agent’s failure to issue to Lincoln Park shares of our common stock which Lincoln Park is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•
any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which could have a material adverse effect on us subject to a cure period of five business days;

•	if we become insolvent or are generally unable to pay our debts as they become due; or
•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during the term of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Shareholders

All 12,000,000 shares registered in this offering which may be sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline or to be highly volatile. Lincoln Park may ultimately purchase all, some, or none of the common stock offered pursuant to this prospectus. After it has acquired any of such shares, it may sell all, some, or none of such shares. Therefore, sales to Lincoln Park by us pursuant to the Purchase Agreement may result in substantial dilution to the interests of other shareholders. However, we have the right to control the timing and amount of any sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the Purchase Agreement, we authorized the sale to Lincoln Park of up to $10 million of our common stock exclusive of the 305,944 commitment shares issued, but not included in this offering, and the 336,538 additional commitment shares that may be issued and are part of this offering. We have chosen to register in this offering 12,000,000 shares of our common stock for purchase by Lincoln Park and the 336,538 additional commitment shares to be issued on a pro rata basis as we require Lincoln Park to make purchases. We have the right to terminate the agreement without any payment or liability to Lincoln Park at any time, including in the event that all $10,000,000 is sold to Lincoln Park under the Purchase Agreement. In the event we elect to issue more than the 12,336,538 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. In addition, in the event that we decide to issue more than 19.99% of our outstanding shares of common stock as of the date of the Purchase Agreement, we would first be required to seek shareholder approval in order to be in compliance with the NYSE AMEX rules to the extent such rules are applicable to us at such time. The number of shares ultimately offered for sale by Lincoln Park under this prospectus is dependent upon the number of shares purchased by Lincoln Park under the Purchase Agreement. The following table sets forth the amount of proceeds we would receive from Lincoln Park from the sale of shares at varying purchase prices:

Assumed Average Purchase Price ($)		Number of Registered Shares to be Issued if Full Purchase (1)(2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park(3)	Additional Proceeds from the Sale of Registered Shares to Lincoln Park Under the Purchase Agreement ($)
$.30	(4)	12,220,279	22.38%	$3,600,000
$.51	(5)	12,336,538	22.55%	$6,120,000
$.75		12,336,538	22.55%	$9,000,000
$1.25		8,336,538	16.44%	$10,000,000
$2.00		5,336,538	11.18%	$10,000,000

(1)
Although the Purchase Agreement provides that we may sell up to $10,000,000 of our common stock to Lincoln Park, we are only registering 12,000,000 shares to be purchased thereunder, which may or may not cover all such shares purchased by them under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares which are registered in this offering.

(2)
The number of registered shares to be issued includes the additional commitment shares issuable to Lincoln Park (but not the initial commitment shares), and no proceeds will be attributable to such commitment shares.

(3)
The denominator is based 42,382,311 shares outstanding as of November 12, 2010, and includes the 1,000,000 shares already owned by Lincoln Park not included in this offering, and the number of shares set forth in the adjacent column which includes the commitment shares issued pro rata if up to $10,000,000 of our stock is purchased by Lincoln Park. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column. In the event we decide to issue more than 19.99% of our outstanding shares of common stock as of the date of the Purchase Agreement, we would first be required to seek shareholder approval in order to be in compliance with the NYSE AMEX rules, to the extent applicable.

(4)	Under the Purchase Agreement, we may not sell and Lincoln Park cannot purchase any shares in the event the price of our stock is below $.30.

(5)	The closing price of our common stock was $.51 on November 12, 2010.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.

We incorporate by reference the documents listed below, other than information that is “furnished” but deemed by the rules of the SEC not to have been “filed”:

▪
our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 29, 2010, and our annual report on Form 10-K/A for the year ended December 31, 2009, filed with the SEC on April 4, 2010;

▪	our definitive proxy statement on Schedule 14A, relating to the Annual Shareholder Meeting held on October 1, 2010 as filed with the SEC on August 25, 2010;

▪	our Quarterly Reports on Form 10-Q for the quarters ended September 30, June 30 and March 31, 2010, respectively, and;

▪
our Current Reports on Form 8-K filed with the SEC (excluding any information which is furnished and not filed with the SEC) on April 12, 2010 (as subsequently amended and supplemented by our Current Report on Form 8-K/A (Amendment No.1, Amendment No. 2 and Amendment No. 3 filed on June 21, August 3 and November 16, 2010 respectively)), July 1, 2010, October 1 and 8, 2010, and November 19, 2010.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:
Cytomedix, Inc.
Attn: Chief Financial Officer
209 Perry Parkway, Suite 7
Gaithersburg, MD 20877
(240) 499-2680

These documents can also be requested through, and are available in, the “Investors” section of our website, which is located at www.cytomedix.com, or as described under the “Investors” and “SEC Filings” section of the website. The information and other content contained on or linked from our website are not part of this prospectus.

This prospectus or information incorporated by reference herein contains summaries of certain agreements that we have filed as exhibits to our various SEC filings. The descriptions of these agreements contained in this prospectus or information incorporated by reference herein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us in the manner specified above.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Cozen O’Connor, Washington, D.C.

EXPERTS

The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MaloneBailey LLP, an independent public accounting firm, audited certain combined Statements of Net Assets Acquired and Liabilities Assumed of the Angel Business of Sorin Group USA, Inc. as of December 31, 2009 and 2008, and the related combined Statements of Revenues and Direct Expenses for the years then ended, included in our Current Report on Form 8-K dated April 9, 2010, set forth in their report which has been incorporated by reference, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the fees payable to the SEC.

SEC registration fee	$567.48

Accounting fees and expenses*	$5,000
Legal fees and expenses*	$30,000

Total	$35,567.48

*Estimates

Item 14. Indemnification of Directors and Officers

Generally speaking, Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any person who might be a party to an action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Article 10 of our Amended and Restated Certificate of Incorporation provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

Further, Article VIII of our Restated Bylaws provides generally that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Cytomedix) by reason of the fact that he is or was a director, officer, employee or agent of Cytomedix, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. To the extent that a director, officer, employee or agent of Cytomedix has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The indemnification and advancement of expenses provided by, or granted pursuant to, our Restated Bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Furthermore, our Restated Bylaws provide that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Cytomedix, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the Restated Bylaws.

Item 15. Recent Sales of Unregistered Securities

On April 9, 2010, the Company sold in a private placement with certain accredited investors (i) 10% Series D convertible preferred stock, and (ii) warrants to purchase shares of common stock of the Company for gross proceeds of $3.65 million. The Company agreed to register the resale of certain securities sold in this private placement. All purchasers in this offering were “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and the Company sold the securities in the offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act.

In October 2010, in consideration for entering into the Purchase Agreement, the Company issued to Lincoln Park 305,944 shares of common stock. Lincoln Park, the sole purchaser in connection with the Purchase Agreement, was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and the Company sold the securities in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Item 16. Exhibits and Financial Statement Schedules

(a)           Exhibits pursuant to Item 601 of Regulation S-K

2.1
Asset Purchase Agreement by and among Sorin Group USA, Inc., Cytomedix Acquisition Company and Cytomedix, Inc, dated as of April 9, 2010 (Previously filed on April 12, 2010 as an exhibit to the Current Report on Form 8-K, File No. 001-32518 and is incorporated by reference herein).

3(i)(1)
Amendment to Restated Certificate of Incorporation of Cytomedix, Inc. (Previously filed on November 15, 2004, as exhibit to Form 10-QSB for quarter ended September 30, 2004, File No. 000-28443, and incorporated by reference herein).

3(i)(2)	Certificate of Amendment to the Certificate of Incorporation (Previously filed on July 1, 2010 as exhibit to the Current Report on Form 8-K, File no. 001-32518, and incorporated by reference herein).

3(ii)	Restated Bylaws of Cytomedix, Inc. (Previously filed on November 7, 2002, as exhibit to Form 10-QSB for quarter ended June 30, 2001, File No. 000-28443, and incorporated by reference herein).

4.1
Amended and Restated Certificate of Designation of the Relative Rights and Preferences of Series A Preferred, Series B Preferred and common stock of Cytomedix, Inc. (Previously filed on March 31, 2004, on Form 10-KSB for year ended December 31, 2003, File No. 000-28443 and is incorporated by reference herein).

4.2
Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of Cytomedix, Inc. (Previously filed on March 29, 2004 on Form 8-K, File No. 000-28443 and is incorporated by reference herein).

4.3	Form of Warrant (Previously filed on April 12, 2010 as an exhibit to the Current Report on Form 8-K, File No. 001-32518 and is incorporated by reference herein).

4.4
Certificate of Designation, Relative Rights and Preferences of the 10% Series D Convertible Preferred Stock. (Previously filed on April 12, 2010 as an exhibit to the Current Report on Form 8-K, File No. 001-32518 and is incorporated by reference herein).

5.1	Cozen O’Connor Opinion (1)

10.1	Form of the Purchase Agreement (Previously filed on October 8, 2010 on Form 8-K, File No. 001-32518 and is incorporated by reference herein).

10.2	Form of the Registration Rights Agreement (Previously filed on October 8, 2010 on Form 8-K, File No. 001-32518 and is incorporated by reference herein).

10.3
Royalty Agreement, dated as of December 26, 2000, by and between Cytomedix, Inc. and Curative Health Services, Inc. (Previously filed on January 17, 2001, as exhibit to Current Report on Form 8-K, File No. 000-28443).

10.4
First Amendment to Royalty Agreement, dated as of April 20, 2001, by and between Cytomedix, Inc. and Curative Health Services, Inc. (Previously filed on May 25, 2001, as exhibit to the registration statement on Form SB-2/A, File No. 333-55818).

10.5
Second Amendment to Royalty Agreement, dated as of December 5, 2002, by and between Cytomedix, Inc. and Curative Health Services, Inc. (Previously filed on March 31, 2003, as exhibit to Form 10-KSB for year ended December 31, 2002, File No. 000-28443).

10.6	Cytomedix, Inc. Long-Term Incentive Plan. (Previously filed on February 26, 2007, on Form 10-K for year ended December 31, 2006, File No. 001-32518).**

10.7
License Agreement dated March 21, 2001, by and between Cytomedix, Inc. and DePuy AcroMed, Inc. (Previously filed on April 16, 2001, as exhibit to Form 10-KSB for year ended December 31, 2000, File No. 000-28443).

10.8
Amendment dated March 3, 2005, to the License Agreement by and between Cytomedix, Inc. and DePuy Spine, Inc. (f/k/a DePuy Acromed, Inc.) (Previously filed on March 31, 2005, as exhibit to Form 10-KSB for year ended December 31, 2004, File No. 000-28443).

10.9
Second License Agreement dated March 3, 2005, to the License Agreement by and between Cytomedix, Inc. and DePuy Spine, Inc. (f/k/a DePuy Acromed, Inc.) (Previously filed on March 31, 2005, as exhibit to Form 10-KSB for year ended December 31, 2004, File No. 000-28443).

10.10	Settlement and License Agreement dated May 1, 2005 by and between Cytomedix, Inc. and Medtronic, Inc. (Previously filed on May 10, 2005, as exhibit to Current Report on Form 8-K, File No. 000-28443).

10.11
Settlement Agreement and License Agreement dated May 23, 2005, by and between Cytomedix, Inc., and Harvest Technologies Corporation (Previously filed on May 27, 2005, as exhibit to Current Report on Form 8-K, File No. 000-28443).

10.12
Settlement and License Agreement dated June 26, 2005, by and between Cytomedix, Inc., and Perfusion Partners and Associates Inc. (Previously filed on August 15, 2005, as exhibit to Form 10-QSB for the quarter ended June 20, 2005, File No. 000-28443).

10.13
License Agreement dated October 7, 2005, by and between Cytomedix, Inc., and COBE Cardiovascular, Inc. (Previously filed on October 11, 2005, as exhibit to Current Report on Form 8-K, File No. 000-28443).

10.14
Settlement and License Agreement dated October 12, 2005, by and between Cytomedix, Inc., and SafeBlood Technologies, Inc. (Previously filed on November 9, 2005, as exhibit to Form 10-QSB, File No. 000-28443).

10.15	Employment Agreement with Ms. Carelyn P. Fylling (Previously filed on December 5, 2002, as exhibit to Form 10-QSB for quarter ended September 30, 2001, File No. 000-28443).**

10.16	Employment Agreement with Kshitij Mohan, Ph.D., dated April 20, 2004 (Previously filed on May 7, 2004, on Current Report on Form 8-K, File No. 00028443).**

10.17	Termination Agreement between Cytomedix, Inc., and Kshitij Mohan, dated April 20, 2004 (Previously filed on May 7, 2004, as exhibit to Current Report on Form 8-K, File No. 000-28443).**

10.18	Employment Agreement dated June 3, 2005, by and between Cytomedix, Inc., and Andrew Maslan (Previously filed on June 20, 2005, as exhibit to Current Report on Form 8-K, File No. 000-28443).**

10.19	Distributor Agreement dated October 31, 2005 by and between Cytomedix, Inc. and National Wound Therapies, LLC. (Previously filed on March 23, 2006, as exhibit to Form 10-KSB, File No. 001-32518).

10.20	Settlement and License Agreement dated May 19, 2006, between Cytomedix, Inc., and Biomet Biologics, Inc. (Previously filed on August 9, 2006, as exhibit to Form 10-Q, File No. 001-32518).

10.21	First Addendum to Letter Agreement dated October 4, 2006, between Cytomedix, Inc., and Andrew Maslan (Previously filed on November 1, 2006 as exhibit to Form 10-Q, File No. 001-32518).**

10.22	License Agreement between Cytomedix, Inc., and Smith & Nephew, Inc. (Previously filed on October 15, 2007 as exhibit to Current Report on Form 8-K, File No 001-32518).

10.23	First Amendment to Employment Agreement by and between the Company and Kshitij Mohan (previously filed on January 29, 2008 as exhibit to Current Report on Form 8-K, File No. 001-32518).**

10.24	Letter Agreement by and between the Company and Martin Rosendale, dated as of March 14, 2008 (previously filed on March 17, 2008 as exhibit to Current Report on Form 8-K, File No. 001-32518).**

10.25	Kshitij Mohan Termination and Consulting Agreement (previously filed on June 10, 2008 as exhibit to Current Report on Form 8-K, File No. 001-32518).**

10.26	Amendment to the Purchase Agreement between the Company and Lincoln Park Capital Fund LLC dated as of November 4, 2010*

23.1	Consent of Pricewaterhouse Coopers LLP*

23.2	Consent of MaloneBailey LLP*

23.3	Consent of Cozen O’Connor (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Filed herewith

**	Indicates a management contract or compensatory plan or arrangement.

(1) to be filed by amendment

Item 17. Undertakings

(a)         The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           If the registrant is relying on Rule 430B:

(A)         Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)          Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland, on November 19, 2010.
CYTOMEDIX, INC.

By:	/s/ Martin P. Rosendale
Name:	Martin P. Rosendale
Title:	Chief Executive Officer (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin P. Rosendale and Andrew S. Maslan, or their successors his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Martin P. Rosendale	Chief Executive Officer (Principal	November 19, 2010
Martin P. Rosendale	Executive Officer) and Director

/s/ Andrew S. Maslan	Chief Financial Officer (Principal	November 19, 2010
Andrew S. Maslan	Accounting Officer)

/s/ Stephen N. Keith	Director	November 19, 2010
Stephen N. Keith

/s/ Craig B. Mendelsohn	Director	November 19, 2010
Craig B. Mendelsohn

/s/ David E. Jorden	Director	November 19, 2010
David E. Jorden

/s/ James S. Benson	Director	November 19, 2010
James S. Benson

/s/ Mark T. McLoughlin	Director	November 19, 2010
Mark T. McLoughlin

/s/ C. Eric Winzer	Director	November 19, 2010
C. Eric Winzer